Investor Presentation December 2016 Filed by Nicolet Bankshares, Inc. Reg. No. 001 - 37700 Pursuant to Rule 425 of the Securities Act of 1933 And deemed filed under Rule 14a - 12 Under the Securities Exchange Act of 1934 Subject Company: First Menasha Bancshares, Inc.

2 Pages Contents 3 – 14 Overview of Nicolet Bankshares Inc. 15 – 17 Announced Acquisition of First Menasha Bancshares 18 – 27 Third Quarter Highlights & Financial Data 28 – 29 Securities Legend: Forward Looking Statements

Wisconsin's Premier Community Bank at a Glance

Nicolet BANKSHARES, INC.

Selected Data as of 9/30/16

Assets	$2.3 billion
Loans	$1.6 billion
Deposits	$1.9 billion
Common Equity	$276.3 million
Book Value per Share	$32.19
Tangible Book Value per share	$21.81
Chairman, President & CEO	Bob Atwell
President & CEO (Bank)	Mike Daniels
CFO	Ann Lawson
FTEs	487
Branch Offices*	40


Eau Claire
Wausau
Green Bay
Appleton
Madison
Milwaukee


Vilas Co.
Price Co.
Eagle River
Oneida Co.
Marinette Co.
Medford
Taylor Co.
Clark Co.
Wausau
Marinette / Menominee
Sturgeon Bay
Door Co.
Marathon Co.
Green Bay
Stevens Point
Outagamie Co.
Brown Co.
Kewaunee Co.
Kewaunee
Appleton
Neenah - Menasha
Oshkosh
Manitowoc
Winnebago Co.

Note: Map is pro forma for previously announced branch closings and includes branch locations of First Menasha (pending acquisition)

*Branch offices include previously announced branch consolidations or closings as well as branches assumed as part of the First Menasha merger

3

$0 $500 $1,000 $1,500 $2,000 $2,500 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 9/30/16 Total Assets ($millions) History & Timeline 4 2000 Nicolet National Bank founded with more than $18 million in local capital – most ever for a WI bank 2001 - 2007 With compound annual growth of 44% through 2007, became the 2nd largest commercially focused bank in the Green Bay MSA 2008 - 2010 Purchased 4 Green Bay area branches from Anchor Bank – refocused strategy on core versus wholesale funding Recognized disruption in the community banking market and shifted strategy towards M&A; Actively pursued multiple M&A opportunities 2011 - 2012 2013 2014 - 2015 2016 Acquired Mid - Wisconsin Financial Services ($450M in assets) & Bank of Wausau ($ 44M in assets); Became a publicly traded company Completed the merger of equals with Baylake Corp ($1 billion in assets); Announced acquisition of First Menasha ($476M) Began trading on NASDAQ; Included in Russell 2000 Index Total Assets (2000 to 9/30/2016) Source: Company reports

$124 $213 $262 $310 $346 $392 $442 $292 $268 $263 $239 $283 $441 $411 $397 $768 $187 $218 $251 $234 $270 $407 $472 $480 $786 $0 $250 $500 $750 $1,000 $1,250 $1,500 $1,750 ($ in millions) Total Outstanding Loans (2001 to present) Total Loans (2001 to 2007) All Other Loans Commercial Loans (C&I + OOCRE) Commercially Focused Bank 5 Source: Company call & SEC reports; Breakdown of OOCRE loans not available prior to 2008 Nicolet was founded as a commercial bank. Its focus on C&I and owner occupied CRE lending has remained strong (approximately 50% or more of its portfolio since inception), with residential real estate balancing the loan composition C&I , 27.3% CRE (Owner Occ) , 23.3% CRE (Non - OO) , 12.7% Residential RE , 26.2% All other , 10.4% Loan Composition as of 9/30/2016

$143 $169 $214 $224 $265 $327 $394 $471 $513 $583 $985 $1,029 $1,029 $1,905 $105 $125 $147 $166 $194 $166 $186 $245 $163 $87 $39 $33 $50 $31 $28 $29 $0 $250 $500 $750 $1,000 $1,250 $1,500 $1,750 $2,000 ($ in millions) Deposits (2001 to present) Core Deposits Non-Core Deposits Strong Core Deposit Franchise 6 Demand 25.1% NOW & Other Transaction 19.0% Brokered 1.5% Savings 11.4% Money Market 27.6% Core Time 15.3% Deposit Portfolio as of 9/30/2016 Nicolet set a core deposit imperative strategy to reduce reliance on wholesale funding. As of September 30, 2016, more than 98% of deposits are core, aided by its acquisitions starting in 2010 Source: Company call & SEC reports

$17.3 $17.3 $31.2 $32.2 $33.8 $35.0 $40.3 $39.3 $65.4 $64.8 $65.6 $76.0 $77.3 $104.9 $111.0 $109.5 $276.3 0.0% 3.0% 6.0% 9.0% 12.0% 15.0% 18.0% $0 $50 $100 $150 $200 $250 $300 Equity / Assets Total Equity ($millions) Efficient (“Just in Time”) Capital Management 7 De novo founded with $18.5 million in local capital $13.8 million secondary raise (SEC registrant) Voluntary stock redemption ($6M at $26/share) Raised $9.5 million in local capital (@ $16/share) coupled with $15 million of TARP preferred stock Replaced TARP with $24.4 million SBLF preferred stock Redeemed half of SBLF preferred Issued $163 million in stock - for - stock in BYLK merger; Redeemed remaining SBLF preferred stock *Sources: 2000 – 2001, Nicolet National Bank call report; 2002 – 2009, Nicolet Bankshares Inc Y - 9; 2010 to present, SEC reports Nicolet’s owner/manager philosophy has resulted in capital raises that prioritized its then current shareholder base and strategies Privatization & Share buyback (no longer SEC filer) Issued $9.7 million in stock - for - stock MWFS acquisition; Concurrent private placement of $2.9 million

0 100,000 200,000 300,000 400,000 500,000 600,000 -100% -50% 0% 50% 100% 150% 200% 250% 300% 350% 400% Share Volume Price Appreciation A History of Superior Returns 8 Relative return of Nicolet Bankshares since inception (November 2000) versus the S&P 500 and SNL US Bank Index (through November 25, 2016) NCBS begins trading on the OTCBB NCBS moves to NASDAQ, closes BYLK merger, included in Russell 2000 Index Nicolet Bankshares (337%) S&P 500 (56%) SNL US Bank Index (11%) Source: SNL Financial “Building the Base” “The Great Recession” “Leading Consolidation”

Experienced Leader in M&A 9 • Purchased 4 branches in Brown County • $105M in deposits helped change funding strategy • $450 million in assets – entry into mature Northern Wisconsin markets • Purchase price of $10M created $10M bargain purchase gain • $47 million in assets • Created $2.4M bargain purchase gain • $ 1 billion in assets - Entry into Door County with a 62% deposit market share • $163 million stock - for - stock transaction Nicolet has successfully negotiated, closed, and integrated almost every type of bank M&A transaction over the past six years • Hired selected financial advisors and purchased books of business • Private transaction 2016: Baylake (scale driven merger - of - equals ) 2016: Financial advisor purchase (fee - based acquisition) 2013: Bank of Wausau (FDIC assisted) 2013: Mid - Wisconsin Financial (stressed bank – attractive economics) 2010: Anchor Branches (branch purchase to diversify funding) 2016: First Menasha (announced) (logical market expansion) • $476 million in assets – Will become #1 local community (“Lead Local”) bank in Fox Valley market area • Estimated $77 million stock & cash transaction scheduled to close in 2Q’17

Well Positioned to Grow Market Share 10 *Source: FDIC / SNL Financial / Nielsen. “Lead Local” position as determined by Nicolet by ignoring deposit market share of t he Top 50 banks in the nation by asset size Nicolet’s market position by county and metropolitan statistical area 2017 Population Deposits ($000s) Market Share Position Lead Local Bank Top 5 Position By County Brown 261,794 $802,340 13.2% 3 x x Door 27,421 $413,579 60.6% 1 x x Winnebago 169,928 $333,294 14.8% 2 x x Outagamie 185,318 $159,890 5.0% 7 Kewaunee 20,291 $153,463 36.8% 2 x Taylor 20,370 $111,432 27.9% 2 x Clark 34,412 $66,699 12.8% 3 x Oneida 35,525 $59,980 8.5% 7 Marinette 40,557 $56,770 6.8% 5 x Marathon 136,386 $33,095 1.1% 15 Menominee (MI) 23,424 $32,098 14.8% 4 x Calumet 49,913 $24,268 4.4% 6 Vilas 21,403 $15,629 3.5% 10 Price 13,536 $15,042 5.5% 5 x By MSA Green Bay 319,483 $955,803 14.0% 2 x x Appleton & Neenah-Oshkosh 405,159 $517,452 8.6% 4 x x Marinette, WI-MI 63,981 $88,868 8.4% 4 x Wausau 136,386 $33,095 1.1% 15

Nicolet's Core Markets

Green Bay / Fox Valley


First Menasha locations

- "Lead Local" Community Bank in Green Bay and Fox Cities*
- Wisconsin's 3rd and 4th largest MSAs
- Unemployment: Green Bay = 3.2%
  Appleton = 3.0%
  Neenah / Oshkosh = 3.2%
- Green Bay and Appleton MSAs have the 2nd and 3rd largest projected % population growth in the state over the next 5 years
- Appleton has the highest median household income of any MSA in the state ($65,285)

Door / Kewaunee Counties



- 61% market share in Door County
- 37% market share in Kewaunee County
- Market largely void of credit unions
- Unemployment: Door Co = 3.3%
  Kewaunee Co = 3.0%
- One of the Upper Midwest's top vacation destinations
- Century old shipbuilding industry in Sturgeon Bay provides for a growing collection of manufacturing and service industries throughout the region

North Central Wisconsin



- 28% market share in Taylor County (Medford, WI)
- North Central Wisconsin is our most mature market, with a stable core funding base
- Wausau is a prominent hub for paper manufacturing, insurance and home manufacturing
- Unemployment: Marathon Co = 3.0%
  Taylor Co = 3.0%
- < 2% market share in Wausau presents opportunities for additional growth through M&A

*FDIC Deposit market share data as of June 30, 2016. Branch maps include pending acquisition of First Menasha and closing of six previously announced branch locations. Fox Cities defined as Appleton and Neenah-Oshkosh MSAs. Unemployment data as of September 2016. Demographic information based on US Census data and Nielsen.

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Senior Leadership Team 12 Name Role Years with Nicolet Years Experience in Financial Services Bob Atwell Chairman, President & CEO (Nicolet Bankshares) 16 35+ Mike Daniels President & CEO (Nicolet National Bank) 16 30+ Ann Lawson Chief Financial Officer 7 30+ Eric Witczak EVP, Retail Banking 16 20+ Brad Hutjens EVP, Chief Credit Officer, Compliance & Risk Manager 13 13 Mike Vogel SVP, Commercial Banking 13 20+ Mike Steppe SVP, Chief Investment Officer 8 30+ Patrick “PJ” Madson SVP, Wealth Management 1 14 Since inception, we have been able to attract and maintain a deep bench of talent

Overview of the Nicolet / Baylake merger 13 ▪ $163 million stock - for - stock merger ▪ Announced September 8, 2015; Closed April 28, 2016 ▪ 50/50 shareholder ownership split post merger ▪ Expanded Nicolet’s presence north and east into Door County ▪ Married a proven commercial loan generator (Nicolet) with a low - cost and stable deposit base (Baylake) ▪ $7 million of announced cost savings have largely been achieved ▪ Enhanced the valuation and liquidity of Nicolet stock: ADTV since the close of the merger is over 26,000 (compared to 1,600 pre - merger) ▪ Announced pricing metrics: ▪ Price / Earnings: 15.2x ▪ Price / Tangible Book Value: 144% ▪ Premium / Core Deposits: 6.2% The Nicolet / Baylake merger - of - equals created the third largest bank headquartered in Wisconsin Nicolet branch Baylake branch Closed, or targeted for closing Note: Branch map does not include Nicolet’s western franchise or the Two Rivers office, which is expected to close on Decembe r 1 6, 2016. Five other locations noted in the map in red have either already been closed or consolidated, or are scheduled to close on December 16, 2016.

Why Invest in NCBS? 14 • Northern Wisconsin’s predominant community banking franchise • 2 nd largest de novo bank in the country formed in 2000* • Commercially focused with a stable and low cost core deposit base • Since inception, proven ability to grow both organically and through M&A • Operates with the founding management team that employs the same core principles and values since 2000 • Experienced consolidator that has successfully announced, closed, and integrated almost all types of M&A transactions • Well positioned to be the breakout buyer of choice in the state of Wisconsin • “Owner/Manager” philosophy drives capital management decisions: x capital accretive M&A transactions x active share repurchase program x considerate of current shareholders when raising new capital by focusing on costs and an immediate use of proceeds *As ranked by total market capitalization

Announced Acquisition of First Menasha Bancshares 15

Market Overview / Opportunity

Nicolet BANKSHARES, INC.

Fox Cities Market Overview[1]

- Region is one of Wisconsin's fastest growing areas with more than 400,000 residents, and expected to be the second fastest growing MSA in the state over the next 5 years
- Well-educated workforce continues to attract numerous and diverse industries to the area, while the 180-year old paper industry still serves as an economic backbone
- Appleton has the highest median household income of any MSA in the state
- The Fox Cities lacks a true lead local community bank – over 50% of the deposit market share is held by large regional or national money center banks

Branch Map[2]


First Menasha locations

Deposit Market Share

Appleton & Oshkosh-Neenah Combined MSAs

Rank	Institution	Branches	Deposits in Market ($M)	Market Share
1	Bank of Montreal	13	$1,063	17.6%
2	Associated Banc-Corp	11	$851	14.1%
3	JPMorgan Chase & Co.	10	$671	11.1%
4	First Menasha Bancshares Inc.	5	$377	6.2%
5	U.S. Bancorp	6	$350	5.8%
6	Wells Fargo & Co	3	$224	3.7%
7	Choice Bancorp Inc.	2	$222	3.7%
8	American National Bancorp Inc	1	$214	3.5%
9	Calumet Bancorp. Inc.	4	$213	3.5%
10	West Pointe Bancshares Inc.	1	$209	3.5%
13	Nicolet Bankshares Inc.	2	$141	2.3%
	Total For Institutions In Market	111	$6,033	

First Menasha Summary Financials[3]

($ in 000s)	2013	2014	2015	9/30/16 YTD
Total Assets	$359,789	$420,221	$459,870	$475,778
Asset Growth	*6.7%*	*16.8%*	*9.4%*	*3.5%*
Total Net Loans	$284,370	$329,193	$357,653	$375,930
Loan Growth	*9.1%*	*15.8%*	*8.6%*	*5.1%*
Total Deposits	$295,590	$347,634	$362,093	$391,865
Deposit Growth	*5.4%*	*17.6%*	*4.2%*	*8.2%*
Loans / Deposits	97%	96%	100%	97%
Equity / Assets	8.73%	8.22%	11.93%	9.78%
Net Income	$1,212	$2,820	$3,763	$2,547
ROAA	0.35%	0.72%	0.88%	0.74%
ROAE	3.89%	8.55%	7.37%	7.11%
Net Interest Margin	NA	3.46%	3.96%	3.40%
Efficiency Ratio	60.4%	69.2%	64.8%	66.6%
NPAs/ Assets	1.73%	0.92%	0.83%	1.10%
NCOs/ Avg Loans	1.01%	0.14%	0.05%	-0.03%
LLR / Loans	1.41%	1.07%	1.00%	1.05%

(1) Source: US Census Bureau / Nielsen; Fox Cities includes Appleton and Neenah-Oshkosh MSAs
(2) Pro forma for previously announced branch closures
(3) Source: SNL Financial; Asset quality metrics include bank level data

16

First Menasha Transaction Highlights 17 ▪ Establishes Nicolet as the “Lead Local” community bank throughout the Fox Valley region of Wisconsin (Appleton through Oshkosh) ▪ Has been a key target for Fox Valley expansion for several years as it extends Nicolet’s geography into a more attractive demographic and higher growth market ▪ Marries Nicolet’s excess lower cost core deposit base with First Menasha’s historical commercial loan generation abilities ▪ Mid - to - high single digit EPS accretion expected in 2018; Approximately 7% dilutive to tangible book value with a payback period of approximately 5 years* ▪ Cost savings target of $3.0 million (25%) ▪ Internal rate of return of approximately 16% ▪ No modeled revenue enhancements, however significant opportunity in wealth management and restructuring of First Menasha’s high - cost deposit portfolio Strategically Compelling Financially Attractive* ▪ Price - to - earnings multiple of 21.6x and price - to - tangible book value of 165% ▪ Range of 60% stock / 40% cash to 75% stock / 25% cash (shareholder election) ▪ Fixed exchange ratio of 3.411 with cap/collar of +/ - $5.00 from NCBS price of $38.55 ▪ Anticipated closing in the second quarter of 2017 Pricing & Structure* *Reflects merger statistics at date of announcement (November 2016). Modeled TBV earnback period of less than 5 years under the crossover method, slightly over 5 years using the EPS accretion method. EPS accretion/dilution estimates reflect Nicolet’s existing 3.3% ownership in First M ena sha prior to the transaction announcement

Financial Performance through September 30, 2016 18

Third Quarter 2016 Highlights 19 • First full quarter of results following Nicolet’s merger with Baylake • Second highest quarterly EPS ($0.69) and highest quarterly ROAA (1.15%) since company became public (exclusive of one - time gains) • Mortgage production remains strong with over $2.0 million in reported revenues during the quarter and brokerage revenues gaining traction at nearly $1.0 million in the quarter • Underlying asset quality remains fundamentally strong, although NPAs and other asset quality metrics impacted solely as a result of the Baylake merger • Capital position strengthened as a result of the Baylake merger demonstrated by a 70 bps increase in the tangible common equity ratio to 8.58% by the end of the 3Q’16 • Announced six branch closures during the 3 rd quarter (to occur by 2016 year - end) above and beyond announced cost savings from Baylake merger • Redeemed remaining $12.2 million of SBLF Preferred

$0.53 $3.80 $2.25 $2.57 $1.67 $0.00 $0.50 $1.00 $1.50 $2.00 $2.50 $3.00 $3.50 $4.00 2012 2013 2014 2015 9/30/16 YTD Earnings and Book Value per Share 20 *YTD data as of 9/30/16 and includes approximately $2.5 million in nonrecurring, pretax merger related expenses; 2013 reported net income of $ 16.1 million includes $11.9 million in pretax bargain purchase gains and $1.9 million in pretax merger related expenses Diluted Earnings per Share Book Value per Share * * $14.58 $17.55 $20.15 $22.51 $21.81 $15.45 $18.97 $21.34 $23.42 $32.19 $0.00 $5.00 $10.00 $15.00 $20.00 $25.00 $30.00 $35.00 2012 2013 2014 2015 9/30/2016 Tangible Book Value per Share Book Value per Share

0.46% 1.62% 0.84% 0.97% 0.92% 1.15% 0.00% 0.20% 0.40% 0.60% 0.80% 1.00% 1.20% 1.40% 1.60% 1.80% 2012 2013 2014 2015 YTD 2016 3Q'16 4.6% 24.2% 13.3% 13.7% 11.7% 15.1% 0.0% 5.0% 10.0% 15.0% 20.0% 25.0% 30.0% 2012 2013 2014 2015 YTD 2016 3Q'16 Return Metrics 21 Return on Average Assets Return on Average Tangible Common Equity * * * * *YTD data as of 9/30/16 and includes approximately $2.5 million in nonrecurring, pretax merger related expenses; 2013 reported net income of $ 16.1 million includes $11.9 million in pretax bargain purchase gains and $1.9 million in pretax merger related expenses. Return on Average Tangible Common Equity as measured and reported by SNL Financial

$0 $2,000 $4,000 $6,000 $8,000 $10,000 $12,000 $14,000 $16,000 $18,000 $20,000 2012 2013 2014 2015 2016 YTD ($000) Trust Brokerage Mortgage Service Charges Brookfield Other Income Growing and Diversified Fee Income Base 22 • Provides investment management services and strategic consulting for community banks • Approximately $365M in third party AUM • Historical revenues of approximately $400k per year • Provides core data processing and digital banking solutions to over 50 community banks • Through the 2016 Baylake merger, Nicolet became a 49.8% owner of UFS • 2015 revenues to Baylake were over $1.2M • Fastest growing segment of Nicolet’s diversified revenue base (trust and brokerage) • Greatly enhanced brokerage business with 2016 acquisition of private financial advisor business • Continued revenue growth and efficiencies expected in future quarters as multiple platforms from Nicolet, Baylake, and acquired business are merged • Trust assets of approximately $1.2 billion Nicolet has expanded its already diverse fee income revenue base to reduce reliance on net interest margins *YTD data as of 9/30/16; Fee income excludes net gain on sale of assets and bargain purchase gains; Other income includes inc ome from interchange fees, BOLI, and other sources ; AUM figures are estimates as of September 30, 2016

Balance Sheet Growth 23 Total Assets ($M) Total Loans ($M) Total Deposits ($M) Loan Composition *YTD data as of 9/30/16; asset, loan, and deposit data from SEC documents, loan composition information from call report data $745 $1,199 $1,215 $1,214 $2,269 2012 2013 2014 2015 9/30/2016 $553 $847 $883 $877 $1,554 2012 2013 2014 2015 9/30/2016 $616 $1,035 $1,060 $1,056 $1,934 2012 2013 2014 2015 9/30/2016 31.4% 26.9% 29.4% 30.5% 27.3% 19.1% 22.1% 20.5% 21.0% 23.3% 9.8% 8.1% 7.6% 7.3% 12.7% 27.5% 26.7% 26.0% 25.5% 26.2% 12.2% 16.2% 16.5% 15.6% 10.4% 2012 2013 2014 2015 9/30/2016 C&I CRE (OO) CRE (Non-OO) RRE All other

Transformation to a Core Deposit Funded Bank 24 Since 2007, Nicolet has made a concerted effort to attract core deposits to lower deposit costs, boost net interest margins, and reduce its reliance on wholesale funding 2007 Funding Base: $517 million (49% wholesale) 3Q’2016 Funding Base: $2.0 billion (3% wholesale) Source: Internal Company Reports; wholesale funding includes brokered deposits, repos, FHLB borrowings, trust preferred, and sub ordinated debt Demand 25% NOW & Other Transaction 19% Savings 11% Money Market 27% Core Time 15% Non Core (Brokered) 1% Other Wholesale Funds 2% Demand 10.4% NOW & Other Transaction 7.8% Savings 1.4% Money Market 14.1% Core Time 17.5% Non Core (Brokered) 36.0% Other Wholesale Funds 12.8%

3.67% 4.06% 3.89% 3.88% 3.87% 3.75% 4.19% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 0.86% 0.53% 0.52% 0.51% 0.43% 0.32% 0.28% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 4.73% 4.75% 4.54% 4.54% 4.47% 4.18% 4.57% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 Costs and Yield Analysis 25 Net Interest Margin Cost of Deposits Yield on Interest Earning Assets • Nicolet has remained commercially focused since inception, leading to higher yielding loans • Baylake’s low cost deposit base (17bps during 2015) due to strong market position in Door County • Combination created a positive impact on margins, along with the accretable yield from the merger purchase accounting adjustments Lower 3Q deposits costs a result of the first full quarter of BYLK’s deposits 3Q yield positively impacted by $1.6M in resolved discounted loans from past acquisitions 3Q margin positively impacted by $1.6M in resolved discounted loans from past acquisitions Combination of a low cost deposit gatherer with a commercial loan generator *Source: SEC reports; Cost of deposits = Deposit interest expense as a % of average deposits during the period (as reported b y S NL Financial)

0.97% 1.02% 0.61% 0.32% 0.39% 1.21% 1.04% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 1.27% 1.09% 1.04% 1.17% 1.18% 0.70% 0.73% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 Asset Quality Metrics 26 Non Performing Assets / Assets Net Charge Offs / Average Loans Reserves / Loans • Baylake’s higher level of NPAs caused an increase in Nicolet’s NPA/Asset levels in the 2Q’2016 • However, maintaining a conservative credit culture has kept charge - offs low in recent periods – including a net recovery in the 3Q’16 • Loan loss reserves as a % of loans declined sharply in the 2Q’2016 as a direct result of purchase accounting treatment of acquired loans and no LLR carryover Conservative Credit Culture + Aggressive Asset Resolution = Strong Asset Quality 2Q decline due to carrying BYLK loan portfolio at fair value and eliminating its LLR *Source: SEC reports 0.60% 0.54% 0.31% 0.09% 0.10% 0.01% - 0.02% 2012 2013 2014 2015 1Q'16 2Q'16 3Q'16 2Q increase due to impact of BYLK merger

8.6% 10.9% 10.0% 12.2% 13.6% 6.0% 7.0% 8.0% 9.0% 10.0% 11.0% 12.0% 13.0% 14.0% 15.0% 16.0% 2012 2013 2014 2015 9/30/2016 Tangible Common Equity Ratio CET1 Ratio Leverage Ratio Tier 1 Capital Ratio Total Capital Ratio Capital Ratios 27 9/30/16 Regulatory Capital Profile ($M) Consolidated Capital Ratios • Completed two capital accretive M&A transactions (Mid - Wisconsin and Baylake) in the last four years • TCE ratio of 8.58%, an increase of 70bps over the pre - merger 3/31/16 ratio • Redeemed in full the remaining $12.2M of SBLF Preferred during the 3Q’16 • Expect near - term capital deployment to come through a combination of organic growth, share repurchases, and the recently announced cash/stock acquisition of First Menasha Strong and Improving Capital Base *Source: SEC reports. CET1 Ratio applicable to Nicolet beginning in 2015 Tangible Common Equity , $187.2 Trust Preferred Securities , $24.6 Subordinated Debt , $11.9

Securities Legend

Nicolet BANKSHARES, INC.

Forward Looking Statements "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995.

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which Congress passed in an effort to encourage companies to provide information about their anticipated future financial performance. This act protects a company from unwarranted litigation if actual results are different from management expectations. This report reflects the current views and estimates of future economic circumstances, industry conditions, company performance, and financial results of the management of Nicolet and First Menasha. These forward-looking statements are subject to a number of factors and uncertainties which could cause Nicolet's, First Menasha's or the combined company's actual results and experience to differ from the anticipated results and expectations expressed in such forward-looking statements, and such differences may be material. Forward-looking statements speak only as of the date they are made and neither Nicolet nor First Menasha assumes any duty to update forward-looking statements. There are a number of factors that could cause our actual results to differ materially from those projected in such forward-looking statements.

In addition to factors previously disclosed in Nicolet's reports filed with the Securities and Exchange Commission (the "SEC") and those identified elsewhere in this report, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Nicolet and First Menasha and between Nicolet National Bank and The First National Bank - Fox Valley, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Nicolet's and First Menasha's plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts. Other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "targets," "projects" or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Nicolet's and First Menasha's management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ from those indicated or implied in the forward-looking statements and such differences may be material.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Nicolet and First Menasha may not integrate successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities and cost savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons, including issues arising in connection with integration of the two banks; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (7) First Menasha's shareholders may fail to approve the transaction; (8) reputational risks and the reaction of the companies' customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) the cost and availability of capital; (12) customer acceptance of the combined company's products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) severe catastrophic events in our geographic area; (17) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (18) the U.S. political, legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (19) the interest rate environment may compress margins and adversely affect net interest income; and (20) competition from other financial services companies in the companies' markets could adversely affect operations. Additional factors that could cause Nicolet's results to differ materially from those described in the forward-looking statements can be found in Nicolet's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC's website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Nicolet, First Menasha or the proposed merger or other matters and attributable to Nicolet, First Menasha or any person acting on either of their behalf are expressly qualified in their entirety by the cautionary statements above. Nicolet and First Menasha do not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

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Securities Legend (continued)

Nicolet BANKSHARES, INC.

About Nicolet Bankshares, Inc.

Nicolet Bankshares, Inc. is the bank holding company of Nicolet National Bank, a growing, full-service, community bank providing services ranging from commercial and consumer banking to wealth management and retirement plan services. Founded in Green Bay in 2000, Nicolet National Bank operates branches in Northeast and Central Wisconsin and the upper peninsula of Michigan. More information can be found at www.nicoletbank.com.

About First Menasha Bancshares, Inc.

First Menasha Bancshares, Inc. is a $476 million single-bank holding company headquartered in Neenah, Wisconsin. First Menasha's wholly-owned bank subsidiary, The First National Bank - Fox Valley, was chartered in 1887 and has five branches in the Fox Valley region of Wisconsin. More information can be found at www.fnbfoxvalley.com.

Important Information for Investors

This communication relates to the proposed merger transaction involving Nicolet and First Menasha. In connection with the proposed merger, Nicolet and First Menasha will file a proxy statement/prospectus on Form S-4 and other relevant documents concerning the merger with the SEC. **BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, FIRST MENASHA INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT NICOLET, FIRST MENASHA AND THE PROPOSED MERGER.** When available, the proxy statement/prospectus will be delivered to shareholders of First Menasha. Investors may obtain copies of the joint proxy statement/prospectus and other relevant documents (as they become available) free of charge at the SEC's website (www.sec.gov). Copies of the documents filed with the SEC by Nicolet will be available free of charge on Nicolet's website at www.nicoletbank.com.

Investor Relations & Media Contacts:

First Menasha: Peter Prickett – President & CEO, FNB – Fox Valley
Phone: 920.729.6971
Email: pprickett@fnbfoxvalley.com

Nicolet: Bob Atwell – Chairman, Nicolet National Bank
Jeff Gahnz – VP, Marketing / Public Relations, Nicolet National Bank
Phone: 920.430.1400
Email: batwell@nicoletbank.com or jgahnz@nicoletbank.com

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Bob Atwell Chairman, President & Chief Executive Officer (920) 430 - 7317 batwell@nicoletbank.com Mike Daniels President & CEO Nicolet National Bank (920) 430 - 7318 mdaniels@nicoletbank.com Ann Lawson Chief Financial Officer (920) 617 - 5325 a nn.lawson@nicoletbank.com Eric Radzak Corporate Development Officer / Investor Relations (920) 617 - 4540 eradzak@nicoletbank.com